SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. IC-34386; 812-15183

Optimum Fund Trust, et al.; Notice of Application

September 27, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Section 15(c) of the Act.

Applicants: Optimum Fund Trust, Delaware Group Adviser Funds, Delaware Group Cash Reserve, Delaware Group Equity Funds I, Delaware Group Equity Funds II, Delaware Group Equity Funds IV, Delaware Group Equity Funds V, Delaware Group Foundation Funds, Delaware Group Global & International Funds, Delaware Group Government Fund, Delaware Group Income Funds, Delaware Group Limited-Term Government Funds, Delaware Group State Tax-Free Income Trust, Delaware Group Tax Free Fund, Delaware Pooled Trust, Delaware VIP Trust, Voyageur Insured Funds, Voyageur Intermediate Tax Free Funds, Voyageur Mutual Funds, Voyageur Mutual Funds II, Voyageur Mutual Funds III, and Voyageur Tax Free Funds (each, a "Trust"), each a Delaware statutory trust registered under the Act as an open-end management investment company offering one or more series, and Delaware Management Company, a series of Macquarie Investment Management Business Trust, a Delaware statutory trust registered as an investment adviser under the Investment Advisers Act of 1940 ("Adviser") that serves an investment adviser to such series (collectively the "Applicants").

Summary of Application: The requested exemption would permit each Trust's board of trustees (the "Board") to approve new sub-advisory agreements and material amendments to existing sub-advisory agreements for the Subadvised Series (as defined below), without complying with the in-person meeting requirement of Section 15(c) of the Act.

Filing Dates: The application was filed on December 10, 2021 and amended on May 14, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 22, 2021, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Bruce G. Leto, Esq. at BLeto@stradley.com and Michael W. Mundt, Esq., at MMundt@stradley.com.

FOR FURTHER INFORMATION CONTACT: Keri E. Riemer, Senior Counsel, at (202) 551-8695, or Marc Mehrespand, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number or an Applicant using the "Company" name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

I. Requested Exemptive Relief

1.   Applicants request an exemption from Section 15(c) of the Act to permit the Board,[1] including the Independent Board Members[2], to approve an agreement (each a "Sub-Advisory Agreement") pursuant to which a sub-adviser manages all or a portion of the assets of one or more of the series, or a material amendment thereto (a "Sub-Adviser Change"), without complying with the in-person meeting requirement of Section 15(c).[3] Under the requested relief, the Independent Board Members could instead approve a Sub-Adviser Change at a meeting at which members of the Board participate by any means of communication that allows them to hear each other simultaneously during the meeting.

2.   Applicants request that the relief apply to Applicants, as well as to any future series of each Trust and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that: (i) is advised by the Adviser;[4] (ii) uses the multi-manager structure described in the application; and (iii) complies with the terms and conditions of the application (each, a "Subadvised Series").[5]

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[1]   The term "Board" also includes the board of trustees or directors of a future Subadvised Series (as defined below).

[2]   The term "Independent Board Members" means the members of the Board who are not parties to the Sub-Advisory Agreement (as defined below), or "interested persons", as defined in Section 2(a)(19) of the Act, of any such party.

[3]   Applicants do not request relief that would permit the Board and the Independent Board Members to approve renewals of Sub-Advisory Agreements at non-in-person meetings.

[4]   The term "Adviser" includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[5]   All registered open-end investment companies that currently intend to rely on the requested order are named as applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the application.

II. Management of the Subadvised Series

3.   The Adviser will serve as the investment adviser to each Subadvised Series pursuant to an investment advisory agreement with each Trust (each an "Investment Management Agreement"). The Adviser, subject to the oversight of the Board, will provide continuous investment management services to each Subadvised Series. Applicants are not seeking an exemption from the Act with respect to the Investment Management Agreements.

4.   Applicants state that the Subadvised Series may seek to provide exposure to multiple strategies across various asset classes, thus allowing investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures.

5.   To that end, the Adviser may achieve its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series' assets to various sub-advisers. Consistent with the terms of each Investment Management Agreement and subject to the Board's approval,[6] the Adviser would delegate management of all or a portion of the assets of a Subadvised Series to a sub-adviser.[7] Each sub-adviser would be an "investment adviser" to the Subadvised Series within the meaning of Section 2(a)(20) of the Act.[8] The Adviser would retain

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[6]   A Sub-Advisory Agreement may also be subject to approval by a Subadvised Series' shareholders. Applicants currently rely on a multi-manager exemptive order to enter into and materially amend Sub-Advisory Agreements without obtaining shareholder approval. *See* Delaware Management Business Trust, et al., Investment Company Act Release Nos. 32395 (Dec. 19, 2016) (notice) and 32423 (Jan. 17, 2017) (order).

[7]   A sub-adviser may manage the assets of a Subadvised Series directly or provide the Adviser with model portfolio or investment recommendation(s) that would be utilized in connection with the management of a Subadvised Series.

[8]   Each sub-adviser would be registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration.

overall responsibility for the management and investment of the assets of each Subadvised Series.

III. Applicable Law

6.   Section 15(c) of the Act prohibits a registered investment company having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to act as an investment adviser (including a sub-adviser) to the investment company, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the investment company's board members who are not parties to such contract or agreement, or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

7.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

IV. Arguments in Support of the Requested Relief

8.   Applicants assert that boards of registered investment companies, including the Board, typically hold in-person meetings on a quarterly basis. Applicants state that during the three to four month period between board meeting dates, market conditions may change or investment opportunities may arise such that the Adviser may wish to make a Sub-Adviser Change. Applicants also state that at these moments it may be impractical, and/or costly to hold

an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person meetings.

9.	As a result, Applicants believe that the requested relief would allow the Subadvised Series to operate more efficiently. In particular, Applicants assert that without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series would be able to act quicker and with less expense to add or replace sub-advisers when the Board and the Adviser believe that a Sub-Adviser Change would benefit the Subadvised Series.

10.	Applicants also note that the in-person meeting requirement in Section 15(c) of the Act was designed to prohibit absentee approval of advisory agreements. Applicants state that condition 1 to the requested relief is designed to avoid such absentee approval by requiring that the Board approve a Sub-Adviser Change at a meeting where all participating Board members can hear each other and be heard by each other during the meeting.[9]

11.	Applicants, moreover, represent that the Board would conduct any such non-in-person consideration of a Sub-Advisory Agreement in accordance with its typical process for approving Sub-Advisory Agreements. Consistent with Section 15(c) of the Act, the Board would request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser and sub-adviser would provide such information.

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[9]	Applicants state that technology that includes visual capabilities will be used unless unanticipated circumstances arise. Applicants also state that the Board could not rely upon the relief to approve a Sub-Advisory Agreement by written consent or another form of absentee approval by the Board.

12.   Finally, Applicants note that if one or more Board members request that a Sub-Adviser Change be considered in-person, then the Board would not be able to rely on the relief and would have to consider the Sub-Adviser Change at an in-person meeting.

V. Applicants' Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.   Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3.   The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.   A Subadvised Series' ability to rely on the requested relief will be disclosed in the Subadvised Series' registration statement.

5.   In the event that the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary